RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

RECEIVED
2005 JAN 24 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: [redacted]a Lumpur

05005298

17 January 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the acquisition of a subsidiary for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

TAN WOOI MENG
Group Company Secretary

Encls...
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Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **17/01/2005 02:29:44 PM**
Submitted by **RESORTS WORLD** on **17/01/2005 06:34:36 PM**
Reference No **RW-050117-3A938**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT ON THE ACQUISITION OF A SUBSIDIARY

* **Contents :-**

We wish to announce that Resorts World Bhd has acquired the following corporation as a subsidiary:

1.	Name of Corporation	Geremi Limited (Company No. 111972C)
2.	Date of acquisition	22 December 2004
3.	Place of incorporation	Isle of Man, British Isles
4.	Purchase consideration Mode of Payment	USD2/- Cash
5.	Percentage interest Number and type of shares	100% 2 ordinary shares of USD1/- each.
6.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

The aforesaid subsidiary is not expected to have any effect on the Group's profit for 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: